Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

The following is a communication posted by Essilor International SA on January 31, 2016 under the Twitter handle @ Essilor at https://twitter.com/Essilor and a translation of the communication:

Tweet: [STRATEGIE] Essilor et Luxottica, les yeux dans les yeux via @usinenouvelle http://www.usinenouvelle.com/article/essilor-et-luxottica-les-yeux-dans-les-yeux.N491139 … https://www.essilor.com/essilor-content/uploads/2017/01/Essilor_Rule-425-Disclaimer.pdf …

Translation: [STRATEGY] Essilor and Luxottica, seeing eye to eye via @usinenouvelle http://www.usinenouvelle.com/article/essilor-et-luxottica-les-yeux-dans-les-yeux.N491139 … https://www.essilor.com/essilor-content/uploads/2017/01/Essilor_Rule-425-Disclaimer.pdf …

Forward Looking Statements

This communication includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This communication does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. These statements should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16 / invest@essilor.com.

The following is an unofficial translation of the article written by a third party and made available via a link in the above-referenced communication posted by Essilor International SA on January 31, 2016 under the Twitter handle @ Essilor at https://twitter.com/Essilor:

Originally appeared in French in L’Usine Nouvelle at http://www.usinenouvelle.com/article/essilor-et-luxottica-les-yeux-dans-les-yeux.N491139

ESSILOR AND LUXOTTICA, SEEING EYE TO EYE

By: Astrid Gouzik

January 26, 2017 at 12:00 a.m.

Alstom, Technip, Rhodia... Once bitten, twice shy, as the saying goes. And in France, the mere mention of the word “merger” is enough to make companies recoil, even when the announced combination is presumably welcome news for French industry. Essilor, the number-one eyeglass lens producer in the world will combine with the Italian company Luxottica, an eyeglass frames manufacturer, to create the worldwide leader in the eyeglass sector, with a market capitalization of over €50 billion. Although the two companies are insisting that this will be a merger of equals, the center of gravity will nevertheless be shifted from Milan to Paris. “The headquarters of the newly combined company will be in France, and its shares will be listed on the Paris stock market,” says Cédric Rossi, financial analyst with Bryan Garnier.

Four years after the start of negotiations, the outcome appears to be positive. Essilor is bringing its innovation and production capacities to the table, whereas Luxottica is contributing a large range of high-end brands and a colossal distribution network. The French company’s 32 factories will be combined with the Italian company’s 8,000 points of sale; the technology of Varilux lenses, with the renowned brand names Ray-Ban and Persol... The two companies will form a symbiotic relationship that will have no impact on Essilor’s global industrial footprint or its four plants in France, a spokesperson assures us. The lens producer, having missed the boat on vertical integration and retail sales, has attempted to catch up by acquiring websites. At end of 2015, Essilor generated €220 million in revenues through online sales. In 2016, it purchased two new market players in an effort to reach its €400 million goal by 2018.

“But the recipe for success has many ingredients; it involves a combination of online offers and physical stores,” comments Cédric Rossi. The newly combined EssilorLuxottica should have the necessary arsenal in this respect. The proposed combination will need to overcome two obstacles. First, the competition authorities, as the new company would become the leading supplier for many opticians. Next, the combination between these two companies, with their strong individual cultures, will have to be successful in order avoid tensions in the distribution of the various positions.